

November 19, 2020

Regina B. Jones
Chief Legal Officer
Baker Hughes Holdings LLC
17021 Aldine Westfield Road
Houston, Texas 77073

> **Re: Baker Hughes Holdings LLC**
> **Registration Statement on Form S-3**
> **Filed November 12, 2020**
> **File No. 333-250065**

Dear Ms. Jones:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shane Tintle